Stolt-Nielsen Limited
A subsidiary of                 Aldwych House             Tel:  +44 20 7611 8960
Stolt-Nielsen S.A               71-91 Aldwych             Fax:  +44 20 7611 8965
                               London WC2B 4HN            www.stolt-nielsen.com
                                  England

NEWS RELEASE

                                                   Contact:  Richard M.Lemanski
                                                             USA 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com

                    STOLT-NIELSEN S.A. REPORTS SECOND QUARTER
                        AND HALF-YEAR RESULTS (CORRECTED)

Replaces earnings press release sent earlier today to reflect restatement of net operating revenue and operating expenses within the Stolt-Nielsen Transportation Group's Tank Container division. There is no impact on gross profit, income from operations, or net income (loss).

London,  England - June 26, 2002 - Stolt-Nielsen S.A. (Nasdaq:  SNSA; Oslo Stock
Exchange: SNI) today reported results for the second quarter and the six-month period ended May 31, 2002. Net loss for the latest quarter was $0.6 million, or $0.01 per share, on net operating revenue of $679.5 million, compared with a net profit of $4.8 million, or $0.09 per share, on net operating revenue of $644.3 million for the second quarter in 2001. The weighted basic average number of shares outstanding for the second quarter of 2002 was 54.9 million, which was the same as the second quarter of 2001.

The net loss for the six-month period ended May 31, 2002 was $4.3 million, or $0.08 per share, on net operating revenue of $1,290.6 million, compared with net loss of $3.4 million, or $0.06 per share, on net operating revenue of $1,186.4 million for the same period of 2001. Adjusted for $6.3 million of non-recurring restructuring charges in the Stolt-Nielsen Transportation Group, the net profit for the six-month period ended May 31, 2002 was $2.0 million or $0.04 per share. For the six-month periods of 2002 and 2001, the weighted basic average number of shares outstanding was 54.9 million.

Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA said, "While the results in the second quarter for the Stolt-Nielsen Transportation Group were down compared to last year, our core contract business, particularly for specialty chemicals, remains healthy. We continue to see improvements in Stolt Offshore's results. Stolt Sea Farm, similar to the rest of its industry, again posted poor results due to historically low salmon prices, the outbreak of disease in Chile and Canada, and the delay in the start of the harvest of bluefin tuna until the third quarter.

"Before restructuring charges, the Stolt-Nielsen Transportation Group (SNTG) reported income from operations of $30.9 million in the second quarter of 2002 compared to $35.8 million in the comparable quarter of 2001. For the six-month period in 2002, income from operations before restructuring charges was $59.8 million compared to $65.0 million last year. These declines are almost entirely attributable to the loss of income following the sale of the non-strategic Chicago, IL and Perth Amboy, NJ terminal facilities at the end of 2001 and the redelivery of nine simpler time-chartered tanker ships which operated primarily in the commodity chemical and clean petroleum markets that are now considerably weaker than in early 2001.

"While the Stolt Tanker Joint Service Sailed-in Time-Charter Index in the second quarter of 2002 was on par with both the comparable quarter of 2001 and the first quarter of 2002, as a result of the redelivery of the nine time-chartered ships, income from operations for SNTG's parcel tanker division fell to $20.5 million compared to $24.9 million in the second quarter of 2001 and $20.5 million in the first quarter of 2002. Contract volumes continue to remain strong. Contracts are being renewed at rates comparable to last year and we have recently won several new contracts, which should improve volumes. We expect volumes to further increase towards the latter part of this year, which should also benefit rates.

"SNTG's tank container division's income from operations improved significantly to $6.3 million in the second quarter of 2002 compared to $4.0 million in the same quarter of 2001. Utilization in the second quarter compared to the same period last year rose 7.0% to 74.4%. Shipments are up some 6% although pricing continues to be tight.

"SNTG's terminal division reported income from operations of $4.1 million compared to $6.9 million in the second quarter of 2001 and up from the $3.6 million reported in the first quarter of 2002. The lower result for the second quarter of 2002 compared to last year was entirely due to the loss of income from the two terminals sold at the end of 2001. Utilization is high at all terminals and throughput has also been strong.

"Before minority interests, Stolt Offshore (SOSA) reported a net income of $3.4 million for the second quarter of 2002 compared to a net loss of $6.3 million for the same period last year. The profit for the quarter, which includes the settlement of outstanding variation orders on the Girassol project, is less than we expected due to delays in the timing of several projects including the Scarab and Saffron project in Egypt and the Sanha Condensate contract in Angola. SOSA's backlog now stands at $1.6 billion, of which $764 million is expected to be realized in the fiscal year 2002. This compares with a backlog of $1.7 billion at this time last year of which $620 million was realized in fiscal year 2001. Bids outstanding now stand at a record level of $4 billion. SOSA's outlook continues to be good and we expect that several large field developments in West Africa will be awarded in the next six months. Uncertainties remain about the activity level in the spot market in the North America and the U.K. regions in the second half of the year.

"Earlier this week, SOSA's Board of Directors agreed to accept the offer from SNSA to exchange $24 million principal amount of outstanding debt owed by SOSA to SNSA for 3 million SOSA Common shares at an exchange price of $8.00 per share. This exchange brings SOSA into compliance with the covenants in its existing bank facility. Given the outlook for the business, this exchange of debt for equity and a new $100 million revolver, the SOSA Board is satisfied that SOSA now has sufficient funding in place to meet its operating needs.

"Stolt Sea Farm (SSF) reported a loss from operations in the second quarter of 2002 of $11.1 million compared to income from operations of $2.7 million in the comparable quarter in 2001. Second quarter 2002 harvest volumes in Norway and North America were similar to last year, and SSF's volumes in Chile were up significantly as a result of the Eicosal acquisition in the latter half of 2001. While salmon prices in the quarter did begin to recover from the lows of the first quarter of 2002, most of this increase in prices did not occur until late in the second quarter and so, on average, prices were still lower than they were during the comparable quarter for 2001. The low prices combined with higher volumes from the Eicosal acquisition resulted in poorer results compared to last year. During the quarter several regions also experienced disease outbreaks and SSF was forced to cull fish in Chile and British Colombia.

"With the seasonal harvest of bluefin tuna now in full swing we expect third quarter results to look significantly better. Our turbot business posted another strong result, and we recently announced plans to expand this profitable niche business.

"Optimum Logistics Ltd. (OLL) was recently awarded new contracts by Optimal (a Dow Chemical and Petronas joint venture), Bayer, Lubrizol, and Procter & Gamble. SeaSupplier Ltd. (SSL) recently announced new contracts with NYK, the world's largest shipping company, and Stolt Offshore S.A.

"We are anticipating improvements in all of our businesses in the latter half of the year, and estimate our earnings before restructuring charges to be in the range of $0.85 to $1.15 per share," Mr. Stolt-Nielsen concluded.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 59 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

--------------------------------------------------------------------------------------------------------------------
                                  Conference Call Details                         PostView Facility
--------------------------------------------------------------------------------------------------------------------
       Date & Time                     June 26, 2002                   Available directly after the conference
                                     10AM EDT (3PM BST)              Until 5:00pm EDT on Thursday, June 27, 2002
--------------------------------------------------------------------------------------------------------------------
          Phone             +1-800-231-9012 (in U.S.)                         +1 888 203 1112 (in U.S.)
                            +1-719-457-2617 (outside U.S.)                    +1 719 457 0820 (outside U.S.)
--------------------------------------------------------------------------------------------------------------------
    Reservation Number                                                                 103780
--------------------------------------------------------------------------------------------------------------------
    Live Webcast conference call is available via the company's Internet site
  www.stolt-nielsen.com commencing on Wednesday, June 26th, 2002 at 10:00am EDT
     (3:00pm BST). A playback of the conference call commences on Wednesday,
               June 26th, 2002 after 12:00 noon EDT (5:00pm BST).
--------------------------------------------------------------------------------------------------------------------

                                  - end text -
                               - tables follow -

                                              STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME
                                       (in U.S. dollar thousands, except per share data)

                                                                          Three months ended             Six months ended
                                                                         ----------------------------------------------------
                                                                          May 31,       May 31,        May 31,       May 31,
                                                                           2002          2001           2002          2001
                                                                         -----------------------   --------------------------
                                                                                (Unaudited)                 (Unaudited)
Net operating revenue                                                   $ 679,482     $ 644,346    $ 1,290,646   $ 1,186,356
Operating expenses                                                        607,109       562,085      1,142,454     1,034,254
                                                                        ----------    ----------   ------------  -------------

Gross profit                                                               72,373        82,261        148,192       152,102

Equity in net income of non-consolidated joint ventures                     7,158         4,180          9,142         6,793
Administrative and general expenses                                       (53,555)      (50,840)      (104,669)     (104,098)
Restructuring charges                                                        (884)            -         (6,398)            -
                                                                        ----------    ----------   ------------  -------------
    Income from operations                                                 25,092        35,601         46,267        54,797

Non-operating income/(expense):
    Interest expense, net                                                 (22,564)      (30,678)       (46,166)      (61,315)
    Foreign currency exchange gain (loss), net                             (1,310)        2,247           (941)        1,116
    Other, net                                                                644         1,429          1,571         2,218
                                                                        ----------    ----------   ------------  -------------
    Income (loss) before income tax provision and minority interest         1,862         8,599            731        (3,184)

Income tax provision                                                          472        (6,969)           443       (10,088)
                                                                        ----------    ----------   ------------  -------------
    Income (loss) before minority interest                                  2,334         1,630          1,174       (13,272)

Minority interest                                                          (2,923)        3,144         (5,490)        9,844
                                                                        ----------    ----------   ------------  -------------

    Net income (loss)                                                      $ (589)      $ 4,774       $ (4,316)     $ (3,428)
                                                                        ==========    ==========   ============  =============


PER SHARE DATA
--------------
Net income (loss) per share:
    Basic                                                                 $ (0.01)       $ 0.09        $ (0.08)      $ (0.06)
    Diluted                                                               $ (0.01)       $ 0.09        $ (0.08)      $ (0.06)

Weighted average number of Common shares and equivalents outstanding:
    Basic                                                                  54,932        54,870         54,925        54,861
    Diluted                                                                54,932        55,303         54,925        54,861

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures and acquisition of subsidiaries                     $ 24,332      $ 53,853       $ 57,303     $ 157,078

Depreciation and amortization (excluding drydocking)                     $ 49,241      $ 50,846      $ 101,715     $ 100,509

Note: Certain prior period amounts for net operating revenue and operating expenses have been reclassified to conform to the current presentation.

                                               STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                   CONSOLIDATED BALANCE SHEETS
                                                   (in U.S. dollar thousands)

                                                                                 May 31,        November 30,             May 31,
                                                                                    2002                2001                2001
                                                                             -----------        ------------         -----------
                                                                             (Unaudited)           (Audited)         (Unaudited)

ASSETS
------

Cash and cash equivalents                                                   $    22,505        $     24,865        $    29,371
Trade receivables, net                                                          506,466             566,628            454,207
Inventories                                                                     204,880             186,695            152,753
Prepaid expenses                                                                105,608              89,728             97,678
Other current assets                                                             87,837              86,900             47,104
                                                                            ------------       -------------       ------------
    Total current assets                                                        927,296             954,816            781,113

Fixed assets, net of accumulated depreciation                                 2,401,505           2,511,713          2,574,371
Investment in non-consolidated joint ventures                                    98,108             107,035            107,355
Goodwill and other intangible assets, net                                       229,733             222,651            207,785
Other non-current assets                                                        191,745             175,659            180,079
                                                                            ------------       -------------       ------------
    Total assets                                                            $ 3,848,387        $  3,971,874        $ 3,850,703
                                                                            ============       =============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Loans payable to banks                                                      $   222,232        $    284,083        $   279,803
Current maturities of long-term debt and capital lease obligations               91,539             133,016             80,912
Accounts payable                                                                287,417             383,272            320,340
Accrued liabilities                                                             361,012             305,443            279,185
                                                                            ------------       -------------       ------------
    Total current liabilities                                                   962,200           1,105,814            960,240

Long-term debt and capital lease obligations                                  1,342,659           1,275,755          1,338,114
Minority interest                                                               262,596             321,584            311,318
Other non-current liabilities                                                   196,503             168,099            166,349
                                                                            ------------       -------------       ------------
    Total liabilities                                                         2,763,958           2,871,252          2,776,021

Capital stock and Founder's shares                                               62,637              62,607             62,567
Paid-in surplus                                                                 355,128             384,199            383,699
Retained earnings                                                               876,783             894,897            867,757
Accumulated other comprehensive loss                                            (76,094)           (107,057)          (105,317)
Treasury stock                                                                 (134,024)           (134,024)          (134,024)
                                                                            ------------       -------------       ------------
    Total shareholders' equity                                                1,084,430           1,100,622          1,074,682
                                                                            ------------       -------------       ------------
    Total liabilities and shareholders' equity                              $ 3,848,387        $  3,971,874        $ 3,850,703
                                                                            ============       =============       ============

Total interest-bearing debt and capital lease obligations net of
    cash and cash equivalents:                                              $ 1,633,925        $  1,667,989        $ 1,669,458
                                                                            ------------       -------------       ------------

Minority interest in Stolt Offshore                                         $   246,319        $    309,882        $   304,808
                                                                            ------------       -------------       ------------

                                    STOLT-NIELSEN S. A. AND SUBSIDIARIES
                                       UNAUDITED OPERATING YARDSTICKS

                                                  1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                  -----------    -----------    -----------    -----------
STOLT PARCEL TANKERS DIVISION:
-----------------------------------------------------------------------------------------------------------
Joint Service sailed-in time-charter index
------------------------------------------
     2000                                                0.94           0.93           0.93           0.96
     2001                                                1.02           1.07           1.14           1.13
     2002                                                1.07           1.07            N\A            N\A

Volume of cargo carried - millions of tonnes
--------------------------------------------
     Joint Service fleet:
     -------------------
     2000                                                 3.7            3.5            4.1            3.8
     2001                                                 3.9            4.1            4.3            3.9
     2002                                                 3.4            3.6            N\A            N\A

     Regional fleets:
     ---------------
     2000                                                 2.0            2.6            2.7            2.9
     2001                                                 3.0            2.7            2.7            2.4
     2002                                                 2.4            2.4            N\A            N\A

Operating days
--------------
     Joint Service fleet:
     -------------------
     2000                                               6,516          6,485          6,734          6,642
     2001                                               6,792          6,881          6,826          6,496
     2002                                               6,257          6,117            N\A            N\A

     Regional fleets:
     ---------------
     2000                                               6,037          6,134          6,252          6,293
     2001                                               5,565          5,688          5,681          5,771
     2002                                               5,674          5,617            N\A            N\A

Average number of ships operated in the period
----------------------------------------------
     Joint Service fleet:
     -------------------
     2000                                                  72             70             73             73
     2001                                                  76             75             74             71
     2002                                                  70             66            N\A            N\A

     Regional fleets:
     ---------------
     2000                                                  66             67             68             69
     2001                                                  62             62             62             63
     2002                                                  63             61            N\A            N\A

Notes:
(a)  Joint Service and Regional fleet statistics include those for time-chartered ships
(b)  Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the
     Joint Service
(c)  Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
-----------------------------------------------------------------------------------------------------------
Tank containers operated and leased at end of period
----------------------------------------------------
     2000                                              14,752         15,017         15,089         15,923
     2001                                              15,670         15,295         14,737         14,184
     2002                                              13,946         14,157            N\A            N\A

Tank container utilization - %
------------------------------
     2000                                               68.2%          69.4%          69.7%          69.8%
     2001                                               67.7%          67.4%          66.5%          70.4%
     2002                                               71.1%          74.4%            N\A            N\A

STOLTHAVEN TERMINALS DIVISION:
-----------------------------------------------------------------------------------------------------------
Average marketable shell barrel capacity (millions
--------------------------------------------------
 of barrels)
------------
     2000                                                4.96           4.96           4.98           5.00
     2001                                                5.11           5.13           5.14           5.54
     2002 (a)                                            2.82           3.03            N\A            N\A

Tank capacity utilization - %
-----------------------------
     2000                                               88.6%          92.9%          92.5%          90.9%
     2001                                               94.5%          95.8%          94.7%          95.1%
     2002                                               98.0%          98.1%            N\A            N\A

(a)  The reduction in capacity in 2002 reflects the sale of the Perth Amboy and Chicago terminals at the end of 2001.

                                          STOLT-NIELSEN S.A. AND SUBSIDIARIES
                                                 SELECTED SEGMENT DATA
                                              (in U.S. dollar thousands)

The following tables present the contribution to net operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's business segments:

                                                                   Three months ended           Six months ended
                                                                 ----------------------       --------------------
                                                                 May 31,        May 31,       May 31,      May 31,
                                                                    2002           2001          2002         2001
                                                                 -------        -------       -------      -------
                                                                        (Unaudited)                 (Unaudited)
---------------------------------------------------------------------------------------------------------------------
      NET OPERATING REVENUE:
      Stolt-Nielsen Transportation Group:
         Stolt Parcel Tankers                                  $ 170,524      $ 190,141    $  340,132   $  379,005
         Stolt Tank Containers                                    57,639         52,326       108,811      109,101
         Stolthaven Terminals                                     14,209         22,122        28,077       39,063
                                                               ----------     ----------   -----------  -----------
                                                                 242,372        264,589       477,020      527,169

      Stolt Offshore                                             334,500        282,001       628,551      473,076
      Stolt Sea Farm                                             101,755         97,592       183,884      185,840
      Optimum Logistics                                              292            164           486          271
      SeaSupplier                                                    563              -           705            -
                                                               ----------     ----------   -----------  -----------
         Total                                                 $ 679,482      $ 644,346    $1,290,646   $1,186,356
                                                               ==========     ==========   ===========  ===========
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
      GROSS PROFIT:
      Stolt-Nielsen Transportation Group:
         Stolt Parcel Tankers                                   $ 36,561       $ 40,132      $ 72,511     $ 76,435
         Stolt Tank Containers                                    11,058          9,009        21,144       18,127
         Stolthaven Terminals                                      4,427          8,158         9,056       15,189
                                                               ----------     ----------   -----------  -----------
                                                                  52,046         57,299       102,711      109,751
      Stolt Offshore                                              23,273         15,779        47,787       23,707
      Stolt Sea Farm                                              (3,801)         9,019        (3,497)      18,373
      Optimum Logistics                                              292            164           486          271
      Sea Supplier                                                   563              -           705            -
                                                               ----------     ----------   -----------  -----------
         Total                                                 $  72,373      $  82,261    $  148,192   $  152,102
                                                               ==========     ==========   ===========  ===========
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
      INCOME FROM OPERATIONS:
      Stolt-Nielsen Transportation Group:
         Stolt Parcel Tankers                                  $  20,483      $  24,892    $   40,977   $   45,149
         Stolt Tank Containers                                     6,348          3,936        11,083        6,672
         Stolthaven Terminals                                      4,067          6,927         7,690       13,158
                                                               ----------     ----------   -----------  -----------
            SNTG before Restructuring Charges                     30,898         35,755        59,750       64,979
         SNTG Restructuring Charges                                 (884)             -        (6,398)           -
                                                               ----------     ----------   -----------  -----------
                                                                  30,014         35,755        53,352       64,979
      Stolt Offshore                                               9,629          2,971        17,361       (3,886)
      Stolt Sea Farm                                             (11,079)         2,705       (16,689)       5,601
      Optimum Logistics                                           (2,324)        (3,596)       (4,986)      (8,259)
      SeaSupplier                                                 (1,148)        (2,234)       (2,771)      (3,638)
                                                               ----------     ----------   -----------  -----------
         Total                                                 $  25,092      $  35,601    $   46,267   $   54,797
                                                               ==========     ==========   ===========  ===========
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS):
      Stolt-Nielsen Transportation Group                       $  14,384      $  14,305    $   27,975   $   21,364
      SNTG Restructuring Charges                                    (884)             -        (6,321)           -
      Stolt Offshore                                               3,408         (6,286)        3,626      (21,769)
      Stolt Sea Farm                                             (11,289)           251       (18,842)        (522)
      Optimum Logistics                                           (2,322)        (3,421)       (4,982)      (8,048)
      SeaSupplier                                                 (1,191)        (2,244)       (2,853)      (3,668)
      SNSA:
         Minority interest in Stolt Offshore                      (1,547)         2,945        (1,650)      10,200
         Other                                                    (1,148)          (776)       (1,269)        (985)
                                                               ----------     ----------   -----------  -----------
         Total                                                 $    (589)     $   4,774    $   (4,316)  $   (3,428)
                                                               ==========     ==========   ===========  ===========
---------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                                               As of
                                                                                -----------------------------------
                                                                                May 31,    November 30,    May 31,
                                                                                   2002            2001       2001
                                                                                -------    ------------    -------
                                                                              (Unaudited)    (Audited)   (Unaudited)
      TOTAL ASSETS:
      Stolt-Nielsen Transportation Group                                     $1,900,816    $1,988,396   $2,069,443
      Stolt Offshore                                                          1,485,665     1,560,263    1,447,475
      Stolt Sea Farm                                                            454,305       414,220      324,902
      Optimum Logistics                                                           6,141         7,883        8,565
      SeaSupplier                                                                 1,460         1,112          318
                                                                             -----------    -----------  -----------
         Total                                                               $3,848,387     $3,971,874   $3,850,703
                                                                             ===========    ===========  ===========
---------------------------------------------------------------------------------------------------------------------